Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258698
PROSPECTUS SUPPLEMENT NO. 1
(to prospectus dated September 27, 2021)
OppFi Inc.
Up to 100,964,668 Shares of Class A Common Stock
Up to 15,339,464 Shares of Class A Common Stock Issuable Upon Exercise of Warrants
and Up to 3,451,964 Warrants
This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated September 27, 2021 (as supplemented or amended from time to time, the “Prospectus”), with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 10, 2021 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.
The Prospectus, as supplemented by this prospectus supplement, relates to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to (A) 104,416,632 shares of our Class A common stock, par value $0.0001 per share (“Class A Common Stock”), which consists of (i) an aggregate of 3,443,750 shares of Class A Common Stock that were converted into shares of Class A Common Stock from shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), on a one-for-one basis at the Closing (as defined below), (ii) 462,500 shares of Class A Common Stock and 231,250 shares of Class A Common Stock underlying warrants (“Private Placement Unit Warrants”) that were previously part of 462,500 private placement units (“Private Placement Units”) purchased by FG New America Investors LLC (the “Sponsor”) in connection with the initial public offering of FG New America Acquisition Corp. (the “IPO”), (iii) 71,325 shares of Class A Common Stock (the “Underwriter Shares”) and 59,464 shares of Class A Common Stock underlying warrants (“Underwriter Warrants”) that were previously part of 118,875 Underwriter Units (as defined below) issued to underwriters in IPO, (iv) 96,500,243 shares of Class A Common Stock issuable to the Members (as defined below) upon exercise of the Retained OppFi Units (as defined below) pursuant to the Exchange Rights (as defined below), (v) 486,850 shares of Class A Common Stock held by certain Members, (vi) 2,248,750 shares of Class A Common Stock underlying warrants issued to the Sponsor in a private placement concurrently with the IPO (the “Founder Warrants”) and (vii) 912,500 shares of Class A Common Stock underlying warrants to purchase Class A Common Stock at $15.00 per share issued to the Sponsor (the “$15 Exercise Price Warrants” and together with the Private Placement Unit Warrants, the Underwriter Warrants and the Founder Warrants, the “Private Placement Warrants”) in a private placement concurrently with the IPO and (B) up to 3,451,964 Private Placement Warrants.
In addition, the Prospectus, as supplemented by this prospectus supplement, relates to the offer and sale of up to 11,887,500 shares of Class A Common Stock that are issuable by us upon the exercise of 11,887,500 warrants originally issued in the IPO at an exercise price of $11.50 per share of Class A Common Stock (the “Public Warrants” and together with the Private Placement Warrants, the “Warrants”). None of the Warrants are exercisable for twelve (12) months from the date of the closing of the offering in which such Warrants were purchased.
The Selling Securityholders may offer, sell, or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of Class A Common Stock or any Warrants, except with respect to amounts received by us upon the exercise of any such Warrants. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of Class A Common Stock or warrants. See “Plan of Distribution” beginning on page 178 of the Prospectus.
Our registration of the securities covered by the Prospectus, as supplemented by this prospectus supplement, does not mean that either we or the Selling Securityholders, will issue, offer, or sell any of the securities. With the exception of the Underwriter Shares and shares of Class A Common Stock underlying the Underwriter Warrants, all other shares of Class A Common Stock registered hereunder are subject to lock-up agreements prohibiting the sale of such shares for a period of up to twenty-four months after the Closing. For more details, please see page 165 of the Prospectus under the caption “Selling Securityholders - Certain Relationships with Selling Securityholders - Investor Rights Agreement”.
Our Class A Common Stock and Public Warrants are listed on The New York Stock Exchange (the “NYSE”) under the symbols “OPFI” and “OPFI WS,” respectively. On November 12, 2021, the last reported sales price of our Class A Common Stock was $7.53 per share and the last reported sales price of our Public Warrants was $1.75 per warrant.
We are an “emerging growth company” and “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our securities involves risks. See “Risk Factors” beginning on page 5 of the Prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 15, 2021.